Exhibit 99.1

Houghton Mifflin Harcourt to be Acquired by Veritas Capital

Shareholders to Receive $21 per Share Through a Cash Tender Offer

BOSTON, Feb. 22, 2022 — Houghton Mifflin Harcourt Company (Nasdaq: HMHC) (“HMH,” or the “Company”), a learning technology company, today announced that it has entered into a definitive merger agreement with certain affiliates of Veritas Capital (“Veritas”), a leading private investment firm, for the acquisition of the Company.

Pursuant to the terms of the agreement, HMH shareholders will be entitled to receive $21 in cash per share through a tender offer. The per share purchase price represents a 36% premium to the Company’s unaffected share price as of January 13, 2022 and implies an equity value of approximately $2.8 billion.

The decision to enter into an agreement with Veritas was the result of a deliberate and thorough strategic review process overseen by HMH’s Board of Directors. As part of that review, the Company held discussions with several potential strategic and financial bidders, including Veritas, through a formal process. Further details of the transaction and background of the sale process will be included in the Company’s Schedule 14D-9 with respect to the tender offer.

“Partnering with Veritas will provide HMH with the opportunity to accelerate our momentum and increase our impact on the four million teachers and 50 million students that we support each day. With accelerating billings growth, strong free cash flow and a transformed cost structure, we are at an important inflection point, and the time is right to move into the next phase of our long-term growth strategy alongside a partner that brings significant industry expertise,” said Jack Lynch, President and Chief Executive Officer of HMH, who will continue to lead the Company along with the current management team. “As the promise of digital learning increasingly takes hold across the nation, we are confident this transaction will deepen our ability to bring the power of learning to even more teachers and their students, invest in our purpose-driven team, and have a positive impact on the communities we serve.”

“We recognize HMH as one of the storied brands in education and are excited to partner with the company to expand its market-leading digital solutions and deliver the most efficacious products to students and teachers,” said Ramzi Musallam, Chief Executive Officer and Managing Partner of Veritas. “Over Veritas’ two decades of investing, education and technology have both become critical areas of focus across our portfolio. We look forward to bringing to bear our deep experience in K-12 education and proven track record to meaningfully invest in the Company to help drive better outcomes for students across the nation.”

The agreement was unanimously approved by HMH’s Board of Directors. The transaction is expected to be completed in the second quarter of 2022, subject to receipt of requisite regulatory approvals and satisfaction of customary closing conditions.

Evercore served as financial advisor, and WilmerHale served as legal counsel to HMH. Milbank LLP acted as legal advisor to Veritas. Bank of America, JPMorgan Chase Bank, N.A., Deutsche Bank and Macquarie Capital are providing committed financing for the proposed transaction.

Fourth Quarter and Full Year 2021 Results

As previously announced, the Company will release its fourth quarter and full year 2021 results before the market opens on Thursday, February 24, 2022.

Given the transaction announced today, HMH will not conduct its previously scheduled earnings conference call or provide financial guidance in conjunction with its fourth quarter 2021 earnings release.

About HMH

Houghton Mifflin Harcourt (Nasdaq: HMHC) is a learning technology company committed to delivering connected solutions that engage learners, empower educators and improve student outcomes. As a leading provider of K–12 core curriculum, supplemental and intervention solutions, and professional learning services, HMH partners with educators and school districts to uncover solutions that unlock students’ potential and extend teachers’ capabilities. HMH serves more than 50 million students and four million educators in 150 countries. For more information, visit www.hmhco.com.

About Veritas Capital

Veritas is a longstanding technology investor with a focus on companies operating at the intersection of technology and government. The firm invests in companies that provide critical products, software, and services, primarily technology and technology-enabled solutions, to government and commercial customers worldwide. Veritas seeks to create value by strategically transforming the companies in which it invests through organic and inorganic means.

Leveraging technology to make a positive impact across vitally important areas, such as healthcare, education, and national security, is core to Veritas. We are proud stewards of national assets, improving the quality of healthcare while reducing cost, advancing our educational system, and protecting our nation and allies. For more information, visit www.veritascapital.com.

Contacts

For Houghton Mifflin Harcourt

Investor Relations

Chris Symanoskie, IRC

VP, Investor Relations

410-215-1405

Chris.Symanoskie@hmhco.com

Media Relations

Bianca Olson

SVP, Corporate Affairs

617-351-3841

Bianca.Olson@hmhco.com

For Veritas Capital

Sard Verbinnen & Co

Jenny Gore / Julie Rudnick

VeritasCapital-SVC@SARDVERB.com

Important Information

The tender offer for the outstanding shares of HMH common stock has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of HMH common stock. The solicitation and offer to buy shares of HMH common stock will only be made pursuant to the tender offer materials that Veritas intends to file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Veritas will file a tender offer statement on Schedule TO with the SEC, and HMH will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. HMH’s STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to HMH’s stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting HMH’s Investor Relations either by telephone at 410-215-1405 or e-mail at Chris.Symanoskie@hmhco.com or on HMH’s website at www.hmhco.com.

Forward-Looking Statements

This press release includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. HMH cannot assure investors that future developments affecting HMH will be those that it has anticipated. Actual results may differ materially from these expectations due to, among other things: (i) uncertainties as to the timing and expected financing of the tender offer; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals for HMH will be made; (iv) uncertainty surrounding how many of HMH’s stockholders will tender their shares in the tender offer; (v) the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; (vi) the possibility of business disruptions due to transaction-related uncertainty; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (viii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (ix) and other risks and uncertainties including those identified under the heading “Risk Factors” in HMH’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the SEC and available at www.sec.gov, and other filings that HMH may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of HMH’s assumptions prove incorrect, actual results may vary in material respects from those projected or anticipated in these forward-looking statements.

Any forward-looking statement made by HMH in this press release speaks only as of the date hereof. Factors or events that could cause actual results to differ may emerge from time to time, and it is not possible for HMH to predict all of them. HMH does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

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